FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2015

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

2 October 2015

SANTANDER UK PLC

BOARD CHANGES

Santander UK today announced that Steve Pateman will be stepping down as Executive Director and Head of UK Banking with immediate effect but will remain with the Company until 31 December 2015 to ensure an orderly handover of his responsibilities.

Javier San Felix is responsible for Retail and Business Banking and Mike Ellwood for UK Corporate and Commercial Banking.

- Ends -

For media enquiries, please contact:

Jennifer Scardino	(Director of Corporate Affairs and Marketing)	020 7756 4886

Additional information about Santander UK and Banco Santander, S.A.

Banco Santander (SAN.MC, STD.N, BNC.LN) (‘Santander’) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the eurozone by market capitalisation. Founded in 1857, Santander had EUR 1.43 trillion in managed funds, 117 million customers, 12,951 branches – more than any other international bank – and 185,405 employees at 31 December 2014. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. In the year ended 2014, Santander registered EUR 5.816 billion in attributable profit, an increase of 39% from the same period of the previous year.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. The bank serves more than 14 million active customers with 20,500 employees and operates through 900 branches and 68 regional Corporate Business Centres.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc continues to have its preference shares listed on the London Stock Exchange. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 2 October 2015	By / s / Michelle Hill
(Authorized Signatory)